

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

<u>Via E-mail</u>
Mr. John M. Sprague
Chief Financial Officer
T2 Biosystems, Inc.
101 Hartwell Avenue
Lexington, MA 02421

      Re: **T2 Biosystems, Inc.**
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.1 Amendment No. 5 To Term Loan Agreement
Filed November 18, 2019
File No. 001-36571

Form 10-Q/A for the quarterly period ended September 30, 2019
Exhibit No. 10.2 Contract
Filed November 20, 2019
File No. 001-36571

Dear Mr. Sprague:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

      Sincerely,

      Division of Corporation Finance